SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires on November 17, 2014.

By letter dated  November 17, 2014 the company reported that the Shareholders’ Meeting held on November 14, 2014 passed the following resolutions:

1.
That the Company’s net income and the balance in the retained earnings account be absorbed in the order set forth in the rules issued by the Argentine Securities Commission, after deducting the voluntary and statutory reserves and additional paid-in capital, for an aggregate of $1,066,428 thousand, delegating to the Board of Directors the power to take all such implementation and registration actions as required for absorbing all retained earnings.

2.
To ratify the resolution adopted at the shareholders’ meeting dated October 30, 2011 with respect to the allocation of treasury shares, totaling 5,000,754, thus assigning them to the Incentive Plan for the Company’s Officers.

3.	To terminate the current Plan for repurchase of securities issued by the Company and to distribute such securities ratably according to the relevant equity interests held by the shareholders.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

November 17, 2014	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets